Fifth Third Securities, Inc.

(A Wholly-Owned Subsidiary of Fifth Third Bank)

Financial Statements, Notes to the Financial Statements, Supplemental Schedules as of and for the Year Ended December 31, 2016 and Report of Independent Registered Public Accounting Firm

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition separately has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

SEC File Number 8-02428

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 02428

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fifth Third Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Fountain Square Plaza
(No. and Street)

Cincinnati	Ohio	45263
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sara M. Willingham (513)534-0271
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP.
(Name – *if individual, state last, first, middle name*)

250 East 5th Street	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Howard Hammond and Sara Willingham, affirm that, to the best of our knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Fifth Third Securities, Inc., as of and for the year ended December 31, 2016, are true and correct. We further affirm that neither the Corporation nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



TAMI A. COX
Notary Public, State of Ohio
My Commission Expires
November 6, 2018

_____
Senior Vice President, Director of Retail

_____
Senior Vice President, Director of Institutional

_____
Financial & Operations Principal

Subscribed and sworn to before me
this 22nd day of February, 2017

_____
Notary Public

This report contains (check all applicable boxes):

(x)   Report of Independent Registered Public Accounting Firm.
(x) (a)   Facing Page.
(x) (b)   Statement of Financial Condition.
(x) (c)   Statement of Operations.
(x) (d)   Statement of Cash Flow.
(x) (e)   Statement of Changes in Stockholders' Equity or Partners' or Sold Proprietors' Capital.
(x) (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x)   Notes to Financial Statements.
(x) (g)   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x) (h)   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x) (i)   Information relating to the possession or control requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j)   A reconciliation, including appropriate explanations of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. [not applicable]
( ) (k)   A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. [not applicable]
(x) (l)   An Oath or Affirmation.
( ) (m)   Copy of the SIPC Supplemental Report. [filed separately]
( ) (n)   A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of the SEC Rule 15c3-3 (the "Exemption Report") and the Report of Independent Registered Public Accounting Firm Thereon. [filed separately]

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIFTH THIRD SECURITIES, INC.
(A Wholly-Owned Subsidiary of Fifth Third Bank)

TABLE OF CONTENTS

Deloitte

Deloitte & Touche LLP
Suite 1900
250 East Fifth Street
Cincinnati, OH 45202-5109
USA

Tel: +1 513 784 7100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Fifth Third Securities, Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Fifth Third Securities, Inc. (the "Corporation") as of December 31, 2016, and the related statements of income, cash flows, and changes in shareholder's equity, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Fifth Third Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Corporation's financial statements. The supplemental schedules are the responsibility of the Corporation's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 24, 2017

FIFTH THIRD SECURITIES, INC.
(A Wholly-Owned Subsidiary of Fifth Third Bank)
STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2016

ASSETS:

Cash and cash equivalents	$	50,009,465
Receivable from clearing broker-dealer		18,814,163
Receivable from affiliated companies		3,753,331
Other receivables		18,842,275
Securities owned, at fair value		340,570,927
Property and equipment - net		498,917
Goodwill		47,390,353
Deferred income taxes - net		2,484,992
Other assets		2,207,225
Total Assets	$	484,571,648

LIABILITIES:

Accounts payable	$	56,522
Payable to Parent Company		3,633,370
Income tax payable to Parent Company or affiliated companies		1,127,042
Securities sold, not yet purchased		20,764,654
Accrued employee compensation and benefits		11,958,431
Other liabilities		3,742,600
Total Liabilities	$	41,282,619

SHAREHOLDER'S EQUITY:

Capital stock, $100 par value-authorized-17,375 shares, issued and outstanding-7,619 shares	$	761,900
Additional paid-in capital		305,117,310
Retained earnings		137,409,819
Total Shareholder's Equity		443,289,029
Total Liabilities and Shareholder's Equity	$	484,571,648

Refer to the Notes to Financial Statements.

FIFTH THIRD SECURITIES, INC.

(A Wholly-Owned Subsidiary of Fifth Third Bank)

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES:

Underwriting revenue	$ 65,148,620
Commissions on stocks and bonds	43,008,226
Commissions and fees on mutual funds	40,973,204
Investment advisory fee revenue	38,959,835
Referral fees from variable insurance contracts	10,935,148
Merger and acquisition advisory fees	7,231,078
Other fee revenue	2,736,140
Dividend and interest income	2,139,705
Investment losses - net	(1,734,683)
Other revenue	4,876,100
Total Revenues	214,273,373

EXPENSES:

Employee compensation and benefits	109,118,772
Clearing and execution fees	22,233,730
Allocated overhead	14,833,149
Communications	10,781,532
Subscriptions	3,565,522
Legal and consulting	2,814,572
Travel and entertainment	2,574,911
Registration	2,252,033
Postage	1,199,621
Marketing	604,538
Dues and licenses	798,448
Occupancy and equipment	441,760
Other operating expenses	2,009,193
Total Expenses	173,227,781

INCOME BEFORE INCOME TAXES	41,045,592
APPLICABLE INCOME TAX EXPENSE	14,706,024
NET INCOME	$ 26,339,568

Refer to the Notes to Financial Statements.

FIFTH THIRD SECURITIES, INC.

(A Wholly-Owned Subsidiary of Fifth Third Bank)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
BALANCE - Beginning of year	$ 761,900	300,046,867	111,070,251	411,879,018
Net income			26,339,568	26,339,568
Stock-based compensation expense		5,070,443		5,070,443
BALANCE - End of year	$ 761,900	305,117,310	137,409,819	443,289,029

Refer to the Notes to Financial Statements.

FIFTH THIRD SECURITIES, INC.
(A Wholly-Owned Subsidiary of Fifth Third Bank)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES:	
Net Income	$ 26,339,568
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	28,726
Provision for deferred income taxes	(363,591)
Stock-based compensation expense for Bancorp stock awards	5,070,443
Net change in:	
Securities owned, at fair value and securities sold, not yet purchased	(19,969,092)
Receivables and other assets	(6,079,027)
Payables and other liabilities	394,541
Net cash provided by operating activities	5,421,568
INVESTING ACTIVITIES:	
Additions to property and equipment	(14,378)
Net cash used in investing activities	(14,378)
FINANCING ACTIVITIES:	
Change in payable to Parent Company	2,740,318
Net cash provided by financing activities	2,740,318
INCREASE IN CASH AND CASH EQUIVALENTS	8,147,508
CASH AND CASH EQUIVALENTS - Beginning of year	41,861,957
CASH AND CASH EQUIVALENTS - End of year	$ 50,009,465

SUPPLEMENTAL CASH FLOW INFORMATION:

Interest of $199,043 was paid to the clearing broker.

Income taxes of $14,515,296 were paid to the Bancorp, affiliated companies and certain states.

Refer to the Notes to Financial Statements.

FIFTH THIRD SECURITIES, INC.
(A Wholly-Owned Subsidiary of Fifth Third Bank)
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016

1. ORGANIZATION AND NATURE OF BUSINESS

Fifth Third Securities, Inc. (the "Corporation") is a broker-dealer and Registered Investment Advisor, registered with the U.S. Securities & Exchange Commission (the "SEC"). The Corporation is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Corporation is a wholly-owned subsidiary of Fifth Third Bank (the "Parent Company"). The Parent Company is an indirect wholly-owned subsidiary of Fifth Third Bancorp (the "Bancorp"). The Corporation may enter into transactions with other subsidiaries of the Parent Company (the "affiliated companies") in the normal course of business.

In its capacity as a broker-dealer, the Corporation executes principal transactions and agency transactions, and performs underwriting and investment banking services. The Corporation conducts business with other broker-dealers that are located throughout the United States on behalf of its customers and for its own proprietary accounts. The Corporation's customers are primarily located throughout the Midwestern and Southeastern United States. The Corporation clears all transactions on a fully-disclosed basis through a clearing broker-dealer. For customer accounts carried by the clearing broker-dealer, the clearing broker-dealer maintains and preserves all related books and records customarily kept by a clearing broker-dealer.

The Corporation operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Corporation is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable laws or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements include the accounts of the Corporation, which is engaged in a single line of business as a securities broker-dealer comprised of several classes of services, including both principal and agency transactions, and underwriting and investment banking services. The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Underwriting — Underwriting revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Corporation acts as an underwriter or agent, as well as fees earned from providing financial advisory services. Underwriting revenue is recorded on the offering date or, in the case of underwriting fees, when all significant items relating to the underwriting cycle have

been completed and the revenue is reasonably determinable. Trading gains and losses are recorded using the first-in, first-out (FIFO) method.

Securities commissions and fees — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Non-transactional securities based fees are recorded during the period in which they are earned.

Investment Advisory Fees — Investment advisory fees, based on assets under management, are recorded in the period in which the fees are earned.

Merger and Acquisition Advisory Fees — Merger and acquisition advisory fees predominantly consist of work fees, which are recorded as earned over the life of the agreement, and transaction fees, which are recorded after the closing date.

Income Taxes — The Corporation is included in the consolidated federal income tax return filed by the Bancorp. As described in the tax sharing agreement between the Corporation and the Bancorp, federal income taxes are calculated as if the Corporation filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Bancorp. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Goodwill — Goodwill is required to be tested for impairment on an annual basis, which for the Corporation is September 30, and more frequently if events or circumstances indicate that there may be impairment. Impairment exists when a reporting unit's carrying amount of goodwill exceeds its implied fair value. The Corporation has determined that it is an entity-level reporting unit under U.S. GAAP. In testing goodwill for impairment, U.S. GAAP permits the Corporation to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount or bypass this qualitative assessment and proceed directly to Step 1 of the goodwill impairment test. Step 1 of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, Step 2 of the goodwill impairment test is performed to measure the amount of impairment loss, if any.

Property and Equipment — Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is recorded using the straight-line method over estimated useful lives of three to seven years.

Statement of Cash Flows — For purposes of the Statement of Cash Flows, the Corporation has defined cash equivalents as highly liquid investments, with original maturities of ninety days or less that are not held for sale in the ordinary course of business.

Securities Owned, at Fair Value and Securities Sold, Not Yet Purchased — Securities are classified as trading when bought and held principally for the purpose of selling them in the near term. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments or discounted cash flow models that incorporate market inputs and assumptions including discount rates, prepayment speeds and loss rates.

Subsequent Events — The Corporation has evaluated subsequent events through the issuance date for the financial statements to determine if either recognition or disclosure of significant events or transactions is required.

Confidential

Accounting and Reporting Developments — Standards Adopted in 2016

ASU 2014-12 – Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period
In June 2014, the FASB issued ASU 2014-12 which clarifies that a performance target that affects vesting and can be achieved after the requisite service period be treated as a performance condition. The amended guidance provides that an entity should apply existing guidance as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. The Corporation adopted the amended guidance prospectively and the adoption did not have a material impact on the Corporation's financial statements.

ASU 2015-01 – Income Statement—Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items
In January 2015, the FASB issued ASU 2015-01 which eliminates the concept of extraordinary items from U.S. GAAP. Previously, an event or transaction was presumed to be an ordinary and usual activity of a reporting entity unless evidence clearly supported its classification as an extraordinary item, which had to be both unusual in nature and infrequent in occurrence. An entity was required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. An entity was also required to disclose applicable income taxes and either present or disclose earnings per share data applicable to the extraordinary item. The presentation and disclosure guidance for items that are unusual in nature or occur infrequently will be retained and will be expanded to include items that are both unusual in nature and infrequently occurring. The Corporation adopted the amended guidance prospectively and the adoption did not have a material impact on the Corporation's financial statements.

ASU 2015-05 – Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement
In April 2015, the FASB issued ASU 2015-05 which amended guidance on a customer's accounting for fees paid in a cloud computing arrangement. Under the amended guidance, if a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The Corporation adopted the amended guidance prospectively to all arrangements entered into or materially modified after the effective date. The adoption did not have a material impact on the Corporation's financial statements.

ASU 2015-07 – Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)
In May 2015, the FASB issued ASU 2015-07 which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amended guidance also removes the requirement to make certain disclosures for

Confidential

all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The Corporation adopted the amended guidance retrospectively and the adoption did not have a material impact on the Corporation's financial statements.

ASU 2016-09 – Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting
In March 2016, the FASB issued ASU 2016-09 to simplify the accounting for share-based compensation paid to employees. The amended guidance 1) requires excess tax benefits and tax deficiencies on share-based payments to employees to be recognized directly to income tax expense or benefit in the Consolidated Income Statements; 2) requires excess tax benefits to be included as operating activities on the Consolidated Statements of Cash Flows; 3) provides entities with the option of making an accounting policy election to account for forfeitures of share-based payments as they occur instead of estimating the awards expected to be forfeited; and 4) changes the threshold to qualify for equity classification to permit withholdings up to the maximum statutory tax rate in the applicable jurisdiction. In addition, excess tax benefits and tax deficiencies are considered discrete items in the reporting period they occur and are not included in the estimate of an entity's annual effective tax rate.

As permitted, the Corporation elected to early adopt the amended guidance during the fourth quarter of 2016 with an effective date of January 1, 2016. The changes to the recognition of excess tax benefits were applied prospectively beginning January 1, 2016, resulting in a reclassification from capital surplus to income tax expense for the excess tax benefits originally recorded to capital surplus during 2016. This reclassification did not materially impact the Corporation's financial statements for the year ended December 31, 2016. The Corporation adopted the amendments to presentation requirements for the Statement of Cash Flows on a prospective basis and the impact of adopting these amendments was not material. The Corporation elected to continue estimating awards expected to be forfeited, and therefore this amended guidance did not have an impact on the Corporation's financial statements. The amended guidance also contained other provisions which either did not apply to the Corporation or did not have a material impact on the financial statements upon adoption.

Accounting and Reporting Developments — Standards Issued but Not Yet Adopted

ASU 2014-09 – Revenue from Contracts with Customers (Topic 606)
In May 2014, the FASB issued ASU 2014-09 which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most contract revenue recognition guidance, including industry-specific guidance. The core principle of the amended guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Subsequent to the issuance of ASU 2014-09, the FASB has issued additional guidance to clarify certain implementation issues, including ASUs 2016-08 (Principal versus Agent Considerations), 2016-10 (Identifying Performance Obligations and Licensing), 2016-12 (Narrow-Scope Improvements and Practical Expedients), and 2016-20 (Technical Corrections and Improvements) in March, April, May and December 2016, respectively. These amendments do not change the core principles in ASU 2014-09 and the effective date and transition requirements are consistent with those in the original ASU. The Corporation plans to adopt the amended guidance on its required effective date of January 1, 2018, using a modified retrospective approach, with the cumulative effect of initially applying the amendments recognized at the date of initial application. Because the amended guidance does not apply to revenue associated with financial instruments, including securities that are accounted for under other U.S. GAAP, the Corporation's preliminary analysis suggests that the adoption of this amended guidance is not expected to have a material impact on the financial statements

Confidential

although the Corporation will also be subject to expanded disclosure requirements upon adoption and the Corporation's revenue recognition processes may be affected. However, there are certain areas of the amended guidance which are subject to interpretation and for which the Corporation has not made final conclusions regarding the applicability and the related impact, if any. Accordingly, the results of the Corporation's materiality analysis, as well as its selected adoption method, may change as these conclusions are reached.

ASU 2016-02 – Leases (Topic 842)
In February 2016, the FASB issued ASU 2016-02 which establishes a new accounting model for leases. The amended guidance requires lessees to record lease liabilities on the lessees' balance sheets along with corresponding right-of-use assets for all leases with terms longer than twelve months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the lessee's statements of income. From a lessor perspective, the accounting model is largely unchanged, except that the amended guidance includes certain targeted improvements to align, where necessary, lessor accounting with the lessee accounting model and the revenue recognition guidance in ASC Topic 606. The amendments also modify disclosure requirements for an entity's lease arrangements. The amended guidance is effective for the Corporation on January 1, 2019, with early adoption permitted. The amendments should be applied to each prior reporting period presented using a modified retrospective approach, although the amended guidance contains certain transition relief provisions that, among other things, permit an entity to elect not to reassess the classification of leases which existed or expired as of the date the amendments are effective. The Corporation is currently in the process of developing an inventory of all leases and accumulating the lease data necessary to apply the amended guidance. The Corporation is continuing to evaluate the impact of the amended guidance on its financial statements.

ASU 2016-06 – Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments
In March 2016, the FASB issued ASU 2016-06 which clarifies the requirements for determining when contingent put and call options embedded in debt instruments should be bifurcated from the debt instrument and accounted for separately as derivatives. A four-step decision sequence should be followed in determining whether such options are clearly and closely related to the economic characteristics and risks of the debt instrument, which determines whether bifurcation is necessary. The Corporation adopted the amended guidance on January 1, 2017 on a modified retrospective basis. The adoption did not have a material impact on the Corporation's financial statements.

ASU 2016-16 – Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory
In October 2016, the FASB issued ASU 2016-16 which requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Current U.S. GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. The amended guidance is effective for the Corporation on January 1, 2018, with early adoption permitted, and is applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the fiscal year in which the guidance is effective. The Corporation is currently in the process of evaluating the impact of the amended guidance on the financial statements.

ASU 2016-18 – Statement of Cash Flows (Topic 230): Restricted Cash
In November 2016, the FASB issued ASU 2016-18 to provide clarifying guidance on the classification and presentation of changes in restricted cash on an entity's statements of cash flows. The guidance requires that restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amended guidance

is effective for the Corporation on January 1, 2018, with early adoption permitted, and is to be applied retrospectively to all periods presented. The Corporation is currently in the process of evaluating the impact of the amended guidance on the financial statements.

ASU 2017-04 – Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment
In January 2017, the FASB issued ASU 2017-04 which simplifies the test for goodwill impairment by removing the second step, which measures the amount of impairment loss, if any. Instead, the amended guidance states that an entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, except that the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This would apply to all reporting units, including those with zero or negative carrying amounts of net assets. The amended guidance is effective for the Corporation on January 1, 2020, and is to be applied prospectively. Early adoption is permitted. The Corporation is currently in the process of evaluating the impact of the amended guidance on the financial statements.

3. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Corporation operates under the provisions of Paragraph (k)(2)(i) and Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of these provisions provide that the Corporation does not carry customer accounts and promptly transmits all customer funds and securities to the issuer, carrier, or the Corporation's clearing broker-dealer.

The Corporation offers a commission rebate program to certain clients and therefore maintains a Rule 15c3-3 bank account. As of December 31, 2016, the balance in this account was $872,075, which exceeded amounts to be rebated to clients of $2,692. The balance is included within cash and cash equivalents in the Statement of Financial Condition.

4. SECURITIES TRANSACTIONS

Securities owned, at fair value and securities sold, not yet purchased are recorded at fair value, with related changes reflected in the Statement of Income for the period. Total securities at December 31, 2016 consist of the following:

	Securities	
	Owned, at fair value	**Sold, not yet purchased**
State and municipal obligations	$ 39,078,653	1,470,711
Corporate obligations	10,154,271	1,560,103
Money market investments	254,283,597	-
Mutual funds	5	-
U.S. government, government sponsored agencies, and agency obligations	31,173,023	16,875,789
Commercial paper and certificates of deposit	5,340,255	858,051
Stocks	541,123	-
Total securities	$ 340,570,927	20,764,654

Securities transactions and related revenues and expenses are recorded on a trade-date basis.

5. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK**

The Corporation clears all of its transactions through a clearing broker-dealer on a fully-disclosed basis. The Corporation's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Corporation. The Corporation does not anticipate nonperformance by customers in the above situations. The Corporation, through a clearing broker-dealer, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Corporation's clearing broker-dealer monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or reduce positions, when necessary. The Corporation's policy is to monitor its market exposure and counterparty risk. In addition, the Corporation has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review and monitor, as necessary, the credit standing of and exposure to each counterparty.

At December 31, 2016, the Corporation had the following securities that exceeded 10% of total securities positions, which equals securities owned, at fair value less securities sold, not yet purchased:

Description	Fair Value	Percentage of Total Securities
Federated Government Obligations Fund	$ 213,928,559	67%
Fidelity Government Money Market Fund	40,355,038	13%
	$ 254,283,597	80%

6. **INCOME TAXES**

The Corporation is included in the consolidated federal income tax return filed by the Bancorp. Federal and state income taxes are calculated as if the Corporation files separate income tax returns. The current and deferred portions of the income tax expense/(benefit) included in the Statement of Income as determined in accordance with U.S. GAAP are as follows:

	Current	Deferred	Total
Federal	$ 14,077,813	(337,808)	13,740,005
State and local	991,802	(25,783)	966,019
	$ 15,069,615	(363,591)	14,706,024

Confidential

The following is a reconciliation between the statutory U.S. income tax rate and the Corporation's effective tax rate for the year ended December 31, 2016:

Statutory tax rate	35.00 %
Increase (decrease) resulting from:	
State taxes — net of federal benefit	1.53 %
Tax exempt interest	(0.82)%
Meals and entertainment	0.27 %
Other	(0.15)%
Effective tax rate	35.83 %

Deferred income taxes are comprised of the following temporary differences at December 31, 2016:

Deferred tax assets:	
Deferred compensation	$ 2,604,910
Deferred income/expense	372,776
State deferred taxes	165,048
Reserves	13,403
Other	3,836
Total deferred tax assets	3,159,973
Deferred tax liabilities:	
Prepaid expenses	617,214
Other	57,767
Total deferred tax liabilities	674,981
Total net deferred tax asset	$ 2,484,992

The Corporation has determined that a valuation allowance is not needed against the deferred tax assets as of December 31, 2016. The Corporation considered all of the positive and negative evidence available to determine whether it is more likely than not that the deferred tax assets will ultimately be realized and, based upon that evidence, the Corporation believes it is more likely than not that the deferred tax assets recorded at December 31, 2016 will ultimately be realized. The Corporation reached this conclusion as the Corporation has sufficient taxable income in the carryback period and it is expected that the Corporation's remaining deferred tax assets will be realized through the reversal of its existing taxable temporary differences and its projected future taxable income.

As of January 1, 2016 and December 31, 2016, there were no unrecognized tax benefits. Any interest and penalties incurred in connection with income taxes are recorded as a component of tax expense.

7. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2016, consists of the following:

Furniture and equipment	$	1,134,390
Premises		772,269
Software		359,777
Leasehold improvements		213,784
Land		111,650
Property and equipment - gross		2,591,870
Accumulated depreciation		(2,092,953)
Property and equipment - net	$	498,917

Depreciation expense was $28,726 for the year ended December 31, 2016.

8. GOODWILL

As of December 31, 2016, the Corporation had goodwill of $47,390,353. The Corporation completed its most recent annual goodwill impairment test as of September 30, 2016 and determined that no impairment existed.

9. FAIR VALUE MEASUREMENTS

The Corporation measures certain financial assets and liabilities at fair value in accordance with U.S. GAAP, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Corporation's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Corporation's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

Confidential

The following table summarizes assets and liabilities measured at fair value on a recurring basis:

| As of December 31, 2016 | Fair Value Measurements Using | | | Total Fair Value |
	(Level 1)[a]	(Level 2)[a]	(Level 3)[b]	
ASSETS:				
Securities owned, at fair value				
State and municipal obligations	$ -	39,078,653	-	39,078,653
Corporate obligations	-	10,154,271	-	10,154,271
Money market investments	254,283,597	-	-	254,283,597
Mutual funds	5	-	-	5
U.S. Government, government sponsored agencies and agency obligations	-	31,173,023	-	31,173,023
Commercial paper and certificates of deposit	-	5,340,255	-	5,340,255
Stocks	541,123	-	-	541,123
Securities owned, at fair value	254,824,725	85,746,202	-	340,570,927
Total assets	$ 254,824,725	85,746,202	-	340,570,927
LIABILITIES:				
Securities sold, not yet purchased				
State and municipal obligations	$ -	1,470,711	-	1,470,711
Corporate obligations	-	1,560,103	-	1,560,103
U.S. government, government sponsored agencies and agency obligations	16,848,622	27,167	-	16,875,789
Commercial paper and certificates of deposit	-	858,051	-	858,051
Securities sold, not yet purchased	16,848,622	3,916,032	-	20,764,654
Derivative liabilities	69,875	-	-	69,875
Derivative liabilities	69,875	-	-	69,875
Total liabilities	$ 16,918,497	3,916,032	-	20,834,529

(a) During the year ended December 31, 2016, no assets or liabilities were transferred between Level 1 and Level 2 and there were no changes in employed methodologies.
(b) During the year ended December 31, 2016, there were no transfers in or out of Level 3.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Financial Instruments Measured at Level 1 — Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities within securities owned, at fair value include money market investments, mutual funds and stocks, which are valued based on market transactions involving identical assets that are actively traded. Level 1 securities within securities sold, not yet purchased include U.S. government obligations, which are valued based on market transactions involving identical securities that are actively traded and exchange-traded derivatives valued using quoted prices which include Treasury note futures.

Financial Instruments Measured at Level 2 — If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Level 2 securities within securities owned, at fair value and securities sold, not yet purchased include: state and municipal obligations valued based on bonds with similar characteristics; corporate obligations valued utilizing an Option Adjusted Spread model; U.S. government obligations valued

utilizing a matrix-based approach and discounted cash flows; and commercial paper and certificates of deposits valued utilizing a matrix-based approach.

Financial Instruments Measured at Level 3 — In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. There were no securities included within Level 3 as of December 31, 2016.

Short-term Financial Assets and Liabilities — The fair values of the receivable from the clearing broker, Parent Company and affiliated companies approximate their carrying amounts because of the short maturities of the instruments. Similarly, due to the short-term nature of all other financial assets and liabilities, their carrying values approximate fair value.

10. DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation may use free-standing derivative instruments to reduce certain risks related to interest rate volatility. These instruments, if any, are included within other assets and other liabilities. Derivative instruments the Corporation may use include futures contracts based on Treasury notes and Treasury bonds. Futures contracts are contracts in which the buyer agrees to purchase, and the seller agrees to make delivery of, a specific financial instrument at a predetermined price or yield. Changes in fair value of the financial instruments are recorded in current period income.

As of December 31, 2016, the Corporation had derivative contracts with a notional amount of $12,000,000 and a negative fair value of $69,875 recorded in other liabilities within the Statement of Financial Condition. Credit risks arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation's exposure is limited to the replacement value of the contracts rather than the notional amounts. During 2016, realized gains and mark-to-market adjustments on derivative contracts totaled $223,071, which is recorded in investment losses – net in the Statement of Income.

11. NET CAPITAL REQUIREMENTS

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Corporation uses the alternative method for calculating net capital, which requires maintaining minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2016, the Corporation's net capital of $315,624,089 exceeded its required net capital of $250,000 by $315,374,089.

12. GUARANTEES

The Corporation guarantees the collection of all margin account balances held by its clearing broker-dealer for the benefit of its customers. The Corporation is responsible for payment to the clearing broker-dealer for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker-dealer as of December 31, 2016 was $14,589,276. In the event of any customer default, the Corporation has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Corporation does not maintain any loss reserve.

13. RELATED PARTY TRANSACTIONS

The Bancorp uses a centralized approach to cash management. Cash receipts and payments of trade payables and other disbursements are processed through a centralized cash management system by the

Confidential

Bancorp. All cash derived from or required for the Corporation's operations is applied to or against the payable to the Parent Company.

The payable to the Parent Company of $3,633,370 represents a net payable as the Corporation has the right and the intent to net settle the payable to and the receivable from the Parent Company. At December 31, 2016, the net payable relates to $3,210,056 in general payables and $1,443,458 in trade payables, which are decreased by $1,019,043 in general receivables and $1,101 of trade receivables.

The receivable from affiliated companies of $3,753,331 represents a net receivable as the Corporation has the right and the intent to net settle the payable to and the receivable from affiliated companies. At December 31, 2016, the net receivable relates to $4,115,767 in general receivables, which are reduced by $362,436 in general payables.

Federal and certain state income taxes are filed on a consolidated basis with the Parent Company or other affiliated companies and are net settled with each entity. At December 31, 2016, the payables to the Parent Company or affiliated companies relating to income taxes were $1,127,042.

On September 25, 2016, the Corporation entered into a Pledge Agreement with the Parent Company. Under the Pledge Agreement, the Parent Company agreed to extend credit to the Corporation in the principal amount of $250,000,000. Interest is paid monthly at the target Federal Funds Rate plus 3.375%, which was 4.125% at December 31, 2016. The note is due October 31, 2017 and is secured by certain securities owned by the Corporation. The Corporation had no outstanding borrowings on this note at December 31, 2016.

For the year ended December 31, 2016, the Corporation recorded $2,672,243 in underwriting revenue as a result of participation in debt issuances by affiliated companies, the Parent Company and the Bancorp.

The Corporation offers a brokerage sweep product that allows customers to sweep excess cash positions into an interest-bearing account at the Parent Company. The Corporation receives a fee from the Parent Company based on these cash sweeps. For the year ended December 31, 2016, the Corporation recorded revenue of $4,706,641 in other revenue for the fee received from the Parent Company.

The Corporation is allocated certain expenses that are incurred by other wholly-owned subsidiaries of the Bancorp for the benefit of the consolidated group, such as overhead, data processing and rent. The Corporation allocates similar expenses to an affiliated insurance agency for the support of variable annuities and other products. Allocated expenses not directly attributable to the Corporation are allocated generally on the basis of the number of employees supporting the operations, transactions processed or actual usage for other allocated costs. For the year ended December 31, 2016, the Corporation was allocated $14,833,149 in overhead and miscellaneous expenses included in allocated overhead, $10,236,038 of data processing fees included in communications expense and $268,802 of rent expense included in occupancy and equipment expense. In addition, the Corporation allocates certain employee compensation and benefit costs to the Parent Company and other affiliated companies and may receive similar allocations from those entities. These allocations are based on an analysis of time worked by employees in those entities. For the year ended December 31, 2016, $32,478,095 was allocated by the Corporation to the Parent Company and affiliated companies, and the Corporation received allocations of $16,320,760 from these entities. The impacts of these allocations are included in employee compensation and benefits in the Statement of Income.

The Corporation has a revenue sharing agreement with an affiliated insurance agency for the support of variable annuities. For the year ended December 31, 2016, the total revenue earned related to the sale of variable annuities was $18,225,247, of which the Corporation's recognized share was $10,935,148.

The Bancorp has fidelity bonds with coverage that extends to the Corporation. The deductible on these bonds is $7,500,000.

As of December 31, 2016, the Corporation had $47,364,626 cash on deposit with the Parent Company. This is comprised of $33,183,185 of cash in a noninterest-bearing account and $14,181,441 of cash in an interest-bearing account. For the year ended December 31, 2016, the Corporation recorded $22,787 in Dividend and interest income for interest earned on cash held in the interest-bearing account with the Parent Company.

14. COMMITMENTS AND CONTINGENCIES

The Corporation leases various offices under operating agreements requiring minimum annual rental payments of $12,600 to be paid annually for years 2017 and 2018. Rent expense for the year ended December 31, 2016 was $281,784.

In the normal course of business, the Corporation is subject to certain litigation. Management is of the opinion, based upon review of its issues, that settlements (if any) not specifically accrued for at December 31, 2016 will not materially impact the Corporation's financial statements.

The Corporation serves as a remarketing agent for variable rate demand notes ("VRDNs"). The VRDNs pay interest to holders at a rate of interest that fluctuates based upon market demand. The VRDNs generally have long-term maturity dates, but can be tendered by the holder for purchase at par value upon proper advance notice. When the VRDNs are tendered, a remarketing agent generally finds another investor to purchase the VRDNs to keep the securities outstanding in the market. The Corporation acts as the remarketing agent to issuers on approximately $784,320,000 of VRDNs as of December 31, 2016. As remarketing agent, the Corporation is responsible for finding purchasers for VRDNs that are tendered by investors. As of December 31, 2016, the Corporation held $6,168,500 of these securities in its portfolio and classified them as securities owned, at fair value.

The Corporation routinely enters into when-issued and firm underwriting commitments. At December 31, 2016, the Corporation had no outstanding underwriting commitments.

15. STOCK-BASED COMPENSATION

Stock-based awards in Bancorp stock are eligible for issuance under the Bancorp's Incentive Compensation Plan to executives, directors and key employees of the Bancorp and its subsidiaries, including the Corporation. All of the Bancorp's stock-based awards are to be settled with stock. Stock appreciation rights ("SARs"), issued at fair market value based on the closing price of the Bancorp's common stock on the date of grant, have up to ten year terms and vest and become exercisable ratably over a four year period of continued employment. The Bancorp does not grant discounted SARs or re-price previously granted SARs. Restricted stock awards ("RSAs") and restricted stock units ("RSUs") are released after three or four years or ratably over three or four years of continued employment. RSAs include dividend and voting rights while RSUs receive dividend equivalents only.

For the year ended December 31, 2016, the Corporation recognized total stock-based compensation expense of $5,070,443 within employee compensation and benefits in the Statement of Income and the total related income tax benefit recognized was $1,854,237.

Stock Appreciation Rights

The Corporation uses assumptions, which are evaluated and revised as necessary, in estimating the grant-date fair value of each SAR grant. The weighted-average assumptions were as follows for the year ended December 31, 2016:

Expected life (in years)	6
Expected volatility	37%
Expected dividend yield	3.1%
Risk-free interest rate	1.5%

The expected life is generally derived from historical exercise patterns and represents the amount of time that SARs granted are expected to be outstanding. The expected volatility is based on a combination of historical and implied volatilities of the Bancorp's common stock. The expected dividend yield is based on annual dividends divided by the Bancorp's stock price. Annual dividends are based on projected dividends, estimated using an expected long-term dividend payout ratio, over the estimated life of the awards. The risk-free interest rate for periods within the contractual life of the SARs is based on the U.S. Treasury yield curve in effect at the time of grant.

The grant-date fair value of SARs is measured using the Black-Scholes option-pricing model. The weighted-average grant-date fair value of SARs granted was $5.28 per share for the year ended December 31, 2016. The total grant-date fair value of SARs that vested during 2016 was $1,026,843. At December 31, 2016, there was $2,713,450 of stock-based compensation expense related to outstanding SARs not yet recognized. The expense is expected to be recognized over a remaining weighted-average period at December 31, 2016 of 2.9 years.

The following table summarizes outstanding and exercisable SARs by grant price per share at December 31, 2016:

	Number of SARs	Weighted-Average Grant Price Per Share
Outstanding - January 1, 2016	1,122,854	$ 19.09
Granted	573,970	18.11
Exercised	(196,299)	15.12
Forfeited or expired	(117,932)	30.92
Outstanding - December 31, 2016	1,382,593	$ 18.23
Exercisable - December 31, 2016	654,958	$ 18.11

Restricted Stock Awards

The total grant-date fair value of RSAs that were released during 2016 was $2,196,554. At December 31, 2016, there was $1,798,950 of stock-based compensation expense related to outstanding RSAs not yet recognized. The expense is expected to be recognized over a remaining weighted-average period at December 31, 2016 of 1.9 years.

The following table summarizes outstanding RSAs by grant-date fair value at December 31, 2016:

	Shares		Weighted-Average Grant-Date Fair Value Per Share
Outstanding - January 1, 2016	296,787	$	18.32
Granted	-		-
Released	(130,872)		16.78
Forfeited	(19,713)		19.01
Outstanding - December 31, 2016	146,202	$	19.59

Restricted Stock Units
At December 31, 2016, there was $5,481,499 of stock-based compensation expense related to non-vested RSUs not yet recognized. The expense is expected to be recognized over an estimated remaining weighted-average period at December 31, 2016 of 3.2 years.

The following table summarizes outstanding RSUs by grant-date fair value at December 31, 2016:

	Units		Weighted-Average Grant-Date Fair Value Per Unit
Outstanding - January 1, 2016	-	$	-
Granted	433,761		18.12
Released	-		-
Forfeited	(10,831)		18.12
Outstanding - December 31, 2016	422,930	$	18.12

Other Stock-Based Compensation
The Bancorp sponsors an employee stock purchase plan that allows qualifying employees to purchase shares of the Bancorp's common stock with a 15% match. During the year ended December 31, 2016, the Corporation recognized compensation expense of $133,032 in connection with this Plan.

* * * * * *

SUPPLEMENTAL SCHEDULES

Confidential

FIFTH THIRD SECURITIES, INC.

(A Wholly-Owned Subsidiary of Fifth Third Bank)

SCHEDULE G: COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS

PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2016

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$ 443,289,029
DEDUCT - Nonallowable assets:	
Property and equipment - net	498,917
Securities owned, not readily marketable	6,951,472
Goodwill	47,390,353
Cash and cash equivalents	31,422,624
Other receivables	20,673,496
Deferred income taxes - net	2,484,992
Partially secured or unsecured customer debit balances	23,946
Receivable from affiliated companies	3,753,331
Prepaid expenses	2,205,411
Other assets	1,814
Total deductions	115,406,356
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	327,882,673
HAIRCUTS ON SECURITIES	
Bankers acceptances, certificates of deposit and commercial paper	3,304,826
U.S. government obligations	698,629
State and municipal government obligations	2,214,099
Corporate obligations	492,014
Stocks	80,544
Other securities	5,468,472
Total haircuts	12,258,584
NET CAPITAL	315,624,089
MINIMUM NET CAPITAL REQUIREMENT	250,000
EXCESS NET CAPITAL	$ 315,374,089

Refer to the Notes to Financial Statements.

There were no material differences between the above computation and the Corporation's corresponding audited Part II of Form X-17A-5 as of December 31, 2016.

Confidential

FIFTH THIRD SECURITIES, INC.

(A Wholly-Owned Subsidiary of Fifth Third Bank)

SCHEDULE H AND I: STATEMENTS REGARDING SEC RULE 15c3-3

AS OF DECEMBER 31, 2016

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3:

    The Corporation is exempt from the computation of reserve requirements according
to the provisions of Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii). $ -

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3:

    The Corporation is exempt from possession and control requirements according to the
provisions of Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii). $ -



Deloitte.

Deloitte & Touche LLP
Suite 1900
250 East Fifth Street
Cincinnati, OH 45202-5109
USA

Tel: +1 513 784 7100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Fifth Third Securities, Inc.
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Fifth Third Securities, Inc. (the "Corporation") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Corporation claimed exemptions from 17 C.F.R. § 240.15c3-3: paragraphs (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Corporation stated that the Corporation met the identified exemption provisions throughout the year ended December 31, 2016 except as described in its exemption report. The Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 24, 2017



The Exemption Report

Fifth Third Securities, Inc. (the "Corporation") is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is subject to Rule 17a-5 under the Exchange Act, 17 C.F.R. § 240.17a-5. This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-S(d)(l)(i)(2) pursuant to the provisions of 17 C.F.R. § 240.17a-5(d)(4).

To the best of its knowledge and belief, the Corporation states the following:

(1) The Corporation claimed exemption from 17 C.F.R. § 240.15c3-3 (" Rule 15c3-3") pursuant to subsections (k)(2)(i) and (k)(2)(ii) thereof.

(2) The Corporation met the exemption identified above throughout the year ended December 31, 2016, except as described below.

Subsection (k)(2)(i) of Rule 15c3-3 provides that a broker or dealer is exempt from compliance with the otherwise applicable provisions of Rule 15c3-3 if, among other things, "it carries no margin accounts and promptly transmits all customer funds and delivers all securities received in connection with its activities." The Securities and Exchange Commission (the "Commission") has indicated that "promptly transmit," for purposes of Rule 15c3-3, means "such transmission or delivery is made no later than noon of the next business day after the receipt of such funds or securities." The Commission has provided guidance that variable annuity and subscription-way checks made payable to the carriers ("Checks Payable to Carriers") may be retained longer than one day as long as, among other things, the purpose of retaining such checks is to cause the transaction to be reviewed and approved by a registered principal in accordance with FINRA rules and transmitted by noon the day following that approval.

Subsection (k)(2)(ii) of Rule 15c3-3 provides that a broker or dealer is exempt from compliance with the otherwise applicable provisions of Rule 15c3-3 if, among other things, as an introducing broker or dealer, it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer ("Checks For Customer Accounts") and "promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers." The Securities and Exchange Commission has indicated that "promptly transmit," for purposes of Rule 15c3-3, means "such transmission or delivery is made no later than noon of the next business day after the receipt of such funds or securities."

Due to the Corporation's operational policy described below (the "Check Handling Policy"), as well as exceptions from compliance with certain requirements of the Check Handling Policy, the Corporation has determined that:

- Certain Checks Payable to Carriers were not transmitted by noon the day following approval by a registered principal, and

- Certain Checks For Customer Accounts were not transmitted by noon of the business day following receipt

During the most recent fiscal year approximately 23,500 customer checks were processed by the Corporation, consisting of Checks Payable to Carriers and Checks For Customer Accounts. Customers of the Corporation, at times, deliver checks for their accounts at the Corporation to branch offices of Fifth Third Bank (the "Bank"), the Corporation's parent company, a FDIC-insured bank. These branches of the Bank serve primarily as traditional banking centers; however, as an accommodation to dual customers of the Bank and the Corporation, the Bank will accept Checks Payable to Carriers and Checks For Customer Accounts. In addition to their role with the Bank, individuals initially receiving such checks may also be registered personnel of the Corporation.

The Corporation's Check Handling Policy requires that the Corporation centralize the processing of certain incoming Checks Payable to Carriers and all Checks for Customer Accounts, and deposit or forward such checks to the Corporation's clearing broker (the "Clearing Broker"), or forward to the identified subscription way carrier (the "Carrier(s)"). Upon receipt of a check, Bank personnel in locations remote from the Corporation's operations center ("brokerage operations") are required by the Check Handling Policy to forward such checks by overnight delivery to brokerage operations (the "Overnighting Requirement").

After receiving Checks Payable to Carriers, brokerage operation determines whether the check is in good order. After the check and supporting documentation are approved by the appropriate registered principal, brokerage operations forwards the check to the Carrier.

After receiving Checks for Customer Accounts, brokerage operations then determines whether the check is in good order for deposit into a brokerage account, that supporting documentation is complete and determines the correct customer account into which the deposit should be made. If both the check and supporting documentation are complete, the Corporation transmits the funds to the Clearing Broker by depositing the check into bank account maintained by the Clearing Broker with the Bank.

If the check is in good order, but further information or analysis is needed (for example, to determine the correct customer account for crediting, or the taxable or non-taxable status of the funds), the check is physically transmitted, by overnight delivery, to be held by the Clearing Broker during further efforts.

Checks that are received at a Bank branch location during the late afternoon may not be eligible for the earliest overnight delivery, and as a result, may not be received by brokerage operations until between 11:30 a.m. and 2 p.m. on the business day after receipt at the Bank branch, and accordingly, may not be transmitted to the Clearing Broker by noon. In addition, the Corporation has determined that, notwithstanding the Overnighting Requirement of the Check Handling Policy, some Bank personnel in locations remote from brokerage operations failed to transmit checks received to brokerage operations

by overnight delivery, or failed to do so on the day those checks were received. As a result, certain checks were not received by brokerage operations by the business day following receipt.

While the check handling process remains the same as in prior years, the Corporation's tracking method was improved during the year. Because of this, exceptions are being reported in two different time periods, January 1, 2016 through July 18, 2016, and July 19, 2016 through December 31, 2016. A statistically valid random sampling approach was utilized for the period between January 1, 2016 and July 18, 2016 for evaluating approximately 13,600 checks handled by the Corporation during that period, while an evaluation of the entire population was conducted for the period between July 19, 2016 and December 31, 2016 for 9,921 checks handled by the Corporation during that period.

As a result, The Corporation determined that certain checks received by brokerage operations were not transmitted to either the Carrier or the Clearing Broker (either by releasing to overnight delivery to the Carrier or Clearing Broker or by deposit to the Clearing Broker's bank account), in accordance with the prompt transmit requirements of the applicable exemption noted above. Approximately 91% of the checks received during the period January 1, 2016 through July 18, 2016 and 8,284 of the checks received during the period July 19, 2016 through December 31, 2016 were not transmitted on time. The table below provides a summary of the exceptions categorized by the degree of delinquency in the approximate percentages indicated:

Transmission Time	January 1 - July 18	July 19 - December 31
Between 12:01 pm and 5:00 pm on the day following receipts	46%	6,442
After 5:01 p.m. on the business day following receipt, or subsequent day thereafter	11%	1,766
Undeterminable due to lack of availability of source document to establish time of check	34%	76

We, Howard Hammond and Sara Willingham, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Howard Hammond (signature) 2/22/17

Howard Hammond
President
Fifth Third Securities

Date

Sara M. Willingham (signature) 2/22/17

Sara M. Willingham
Financial and Operations Principal
Fifth Third Securities

Date